UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                       STEINWAY MUSICAL INSTRUMENTS, INC.
                                (Name of Issuer)

                              Ordinary Common Stock
                         (Title of Class of Securities)

                                    858495104
                                 (CUSIP Number)





                                 August 24, 1998
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [X] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 858495104                        13G              Page 2 of 6 Pages
------------------------                                    -------------------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON            FORT HILL CAPITAL LLC
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       11-3425789
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)(b)

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York, USA
--------------------------------------------------------------------------------
                      5        SOLE VOTING POWER

                               469,100
                      ----------------------------------------------------------
     NUMBER OF
       SHARES         6        SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          7        SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                  469,100
                      ----------------------------------------------------------
        WITH          8        SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         469,100
--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.29%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)

         OO
--------------------------------------------------------------------------------


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------------------------                                    -------------------
CUSIP No. 858495104                        13G              Page 3 of 6 Pages
------------------------                                    -------------------

Item 1(a).        Name of Issuer.

                  Steinway Musical Instruments, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  Suite 425
                  800 South Street
                  Waltham, Massachusetts  02453-1472

Item 2(a).        Names of Persons Filing.

                  Fort Hill Capital LLC

Item 2(b).        Address of Principal Business Office or, if none, Residence.

                  1010 Franklin Avenue, Suite 303
                  Garden City, New York  11530

Item 2(c).        Citizenship.

                  U. S.

Item 2(d).        Title of Class of Securities.

                  Ordinary Common Stock, par value $.001 per share.

Item 2(e).        CUSIP Number.

                  858495104

Item 3.

                  If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                  (b) [ ] Bank as defined in section 39a)(6) of the Act (15 U.S.C. 78c).

                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).


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CUSIP No. 858495104                        13G              Page 4 of 6 Pages
------------------------                                    -------------------

                  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e)   [  ]  An   investment   adviser   in   accordance   with
ss.240.13d-1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

                  (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to ss.240.13d-1(c), check this box [X].

Item 4.  Ownership.

                  (a) Amount beneficially owned:                  469,100 shares

                  (b) Percent of class:                                    5.29%

                  (c) Number of shares as to which the person has:

                      (i) Sole power to vote or to direct the vote:      469,100
                      (ii) Shared power to vote or to direct the vote:
                      (iii) Sole power to dispose or to direct
                            the disposition of:                          469,100
                      (iv) Shared power to dispose or to direct
                            the disposition of:

Item 5.  Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


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CUSIP No. 858495104                        13G              Page 5 of 6 Pages
------------------------                                    -------------------

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Clients of the undersigned have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred to above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

                  Inapplicable.

Item 9.  Notice of Dissolution of Group.

                  Inapplicable.

Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 858495104                        13G              Page 6 of 6 Pages
------------------------                                    -------------------

                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 3, 1998



                                       FORT HILL CAPITAL LLC

                                       By:  /s/ Allen D. Jebsen
                                          ---------------------
                                       Name:    Allen D. Jebsen, its Sole Member